EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 22, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

endesa

Investor Relations

Press Release

ENDESA BUYS 5.7% OF ENDESA ITALIA FROM SANTANDER CENTRAL HISPANO, REACHING A STAKE OF 51%

- **The total consideration was Euro 126. 9 million (USD 112.3 million).**
- **After this acquisition, ENDESA will start consolidating ENDESA ITALIA by the global integration method.**

New York, March 21st, 2002. ENDESA **(NYSE:ELE)** has reached an agreement with Santander Central Hispano (SCH) whereby it acquired 5.7% of ENDESA ITALIA held by the bank for a total consideration of Euro 126.9 million (USD 112.3 million), turning ENDESA's holding into a majority one with 51% of the company's share capital. This investment was contemplated in ENDESA's strategic plan for 2002-2006.

ENDESA ITALIA integrates the assets of Elettrogen, sold to an ENDESA-led consortium in July 2001. Its current shareholder structure is therefore ENDESA (majority shareholder, 51%), SCH (34%) and the Italian ASM Brescia (15%).

After this acquisition, ENDESA will start consolidating ENDESA ITALIA by the global integration method effective from January 1st, 2002.

ENDESA ITALIA is Italy's second largest generating company with total installed capacity of 5,720 MW, broken down into 3,730 MW oil-gas, 1,014 MW hydroelectric plants, 336 MW coal and 640 MW orimulsion.

ENDESA ITALIA's competitive position is being substantially improved through some measures contained in the business plan developed by ENDESA, which includes the repowering of the current oil-gas facilities into new CCGTs, starting in January 2002.

This increase in the shareholding reinforces ENDESA's position as a dynamic and competitive player in one of Europe's most attractive markets from a strategic viewpoint, and supports ENDESA's activities in trading and supply to eligible customers, which ENDESA is already carrying out in Italy.

This practically completes ENDESA's expansion plan in generation in Europe, with a targeted capacity of 8,000 MW, now made up of the addition of ENDESA Italia's 5,720 MW and SNET's 2,603 MW. In the future, ENDESA's activity in generation in Europe will be mainly geared towards the consolidation of its current positions, which will be used as the platform for the development of new initiatives in other lines of business.

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.
ir@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 22, 2002

ENDESA, S.A.

By: ____________________

Name: Jacinto Pariente
Title: Manager of North America
Investor Relations